STOCK PURCHASE AGREEMENT

AGREEMENT (this “Agreement”) made as of this 18 day of December, 2008 by and between GMS Acquisition Partners Holdings, LLC  (“GMS”) and Winston J. Churchill (“Churchill”).  For good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, GMS and Churchill agree as follows:

1.
Sale Transaction.  On January 15, 2009, Churchill and/or his designees shall purchase from GMS or its designees 625,000 shares of common stock of Vector Intersect Security Acquisition Corp. (“Vector”) for a purchase price of $4.00 per share.

2.
Put Right.  During the period between February 2, 2009 and April 18, 2009, GMS and/or its designees shall have the right to elect to sell to Churchill and his designees and Churchill hereby agrees to purchase (directly and/or by a designee), 120 days after receiving GMS’ or its designees written election to exercise their rights pursuant to this Section 2 (the “Put Notice”), up to 1,562,500 shares of the common stock of Vector for a purchase price of $4.80 per share.  The Put Notice shall specify the number of shares being elected to be sold.

3.
Closing.  The transactions contemplated by Section 1 shall be consummated on January 15, 2009 and the transactions contemplated by Section 2 shall be consummated on the 120th day following the delivery of the Put Notice (or the first business day thereafter if the 120th day is not a business day), or, in each case, at a later date mutually agreed upon in writing by the parties.  At each closing, GMS or its designees will deliver the shares sold at such closing to Churchill and/or his designees, as applicable, and Churchill and his designees shall pay GMS or its designees, as applicable, the purchase price for the shares sold at such closing by wire transfer of immediately available funds to an account or accounts designated by GMS or its designees who are selling shares at such closing (as applicable).  In no event shall Churchill be required to pay more than $2.5 million in the aggregate pursuant to Section 1 and $7.5 million in the aggregate pursuant to Section 2 pursuant to this Agreement or any assignments of this Agreement.

4.	Revoking Election to Sell. Once GMS makes an election pursuant to Section 2, such election may not be revoked.

5.
GMS Representations and Warranties.  GMS hereby represents and warrants to Churchill as of the date hereof and as of each closing, as follows: (a) immediately prior to the closing of each sale pursuant to this Agreement, GMS or its applicable designees will have all rights, title and interest in and to the shares being sold, (b) any shares sold by GMS and its designees under this Agreement will be owned by GMS or its applicable designee free and clear of all liens and encumbrances, and upon receipt of such shares the purchaser of such shares will have all rights, title and interest in and to such shares, (c) this Agreement has been validly authorized, executed and delivered by GMS and, assuming the due authorization, execution and delivery thereof by Churchill, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally, and (d) the execution, delivery and performance of this Agreement by GMS does not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which GMS is a party which would prevent GMS from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which GMS is subject.  For the avoidance of doubt, GMS’s does not represent or warrant whether or not the disclosure made by Vector in connection with the transactions contemplated by this Agreement are sufficient or otherwise in compliance with applicable laws, rules and regulations.

6.
Churchill Representations and Warranties.  Churchill hereby represents and warrants to GMS and its designees as of the date hereof and as of each closing, as follows: (a) Churchill and his designees under this Agreement are sophisticated in financial matters and are each able to evaluate the risks and benefits attendant to the purchase of the shares under this Agreement, (b)  Churchill or any of his designees has not relied upon any oral or written representations or assurances from GMS or any of its officers, directors, partners, affiliate,  or designees or any other representatives or agents of such persons, (c) Churchill has had access to all of the filings made by Vector with the SEC pursuant to the Exchange Act and the Securities Act, in each case to the extent available publicly accessible via the SEC’s Electronic Data Gathering, Analysis and Retrieval system, (d) this Agreement has been validly executed and delivered by Churchill and, assuming the due authorization, execution and delivery thereof by GMS, is a valid and binding agreement enforceable in accordance with its terms, subject to the general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors’ rights generally, (e) the execution, delivery and performance of this Agreement by Churchill does not and will not conflict with, violate or cause a breach of, constitute a default under, or result in a violation of (i) any agreement, contract or instrument to which Churchill is a party which would prevent Churchill from performing its obligations hereunder or (ii) any law, statute, rule or regulation to which Churchill is subject, (f) Churchill acknowledges that he has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Churchill’s own legal counsel and investment and tax advisors and Churchill is relying solely on such counsel and advisors and not on any statements or representations of GMS or any of its representatives or agents for legal, tax or investment advice with respect to this Agreement or the transactions contemplated by this Agreement.

7.
Closing of Cyalume Transaction.  In no event may GMS or its designees make any election pursuant to this Agreement until after the transaction between Vector and Cyalume Technologies, Inc. pursuant to the Stock Purchase Agreement, dated as of February 14, 2008, as amended (the “Transaction”), closes.

8.	Termination. This Agreement shall terminate in the event that the Transaction does not close prior to December 31, 2008.

9.
Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. This Agreement or any counterpart may be executed via facsimile transmission, and any such executed facsimile copy shall be treated as an original.

10.
Governing Laws; Jurisdiction.  This Agreement shall for all purposes be deemed to be made under and shall be construed in accordance with the laws of the State of New York.  Each of the parties hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

11.
WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS.

12.
Remedies.  Each of the parties hereto acknowledges and agrees that, in the event of any breach of any covenant or agreement contained in this Agreement by the other party, money damages may be inadequate with respect to any such breach and the non-breaching party may have no adequate remedy at law.  It is accordingly agreed that each of the parties hereto shall be entitled, in addition to any other remedy to which they may be entitled at law or in equity, to seek injunctive relief and/or to compel specific performance to prevent breaches by the other party hereto of any covenant or agreement of such other party contained in this Agreement.

13.
Assignment.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns, provided that any assignment by GMS must be made with a corresponding number of shares of Vector common stock.  Either party may assign this Agreement to any other person, provided that GMS may, at its option, assign the rights to this Agreement to several persons; provided further, however, that in making an assignment to multiple persons, the amount of Vector shares to be purchased by Churchill or his designees pursuant to this Agreement may not exceed the amounts specified in Sections 1 and 2 of this Agreement in the aggregate.  GMS shall notify Churchill of any assignment of its rights under this Agreement within 5 business days of making such assignment.

14.
Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto and supersedes and cancels any prior agreements, representations, warranties, whether oral or written, among the parties hereto relating to the transaction contemplated hereby.  Neither this Agreement nor any provision hereof may be changed or amended orally, but only by an agreement in writing signed by the other party hereto.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date set forth on the first page of this Agreement.

GMS ACQUISITION PARTNERS HOLDINGS, LLC By: /s/ Jason Epstein Name: Jason Epstein Title: CEO /s/ Winston J. Churchill Winston J. Churchill